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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                           Equity Securities Trust II
                           --------------------------
                                (Name of Issuer)


                             Equity Trust Securities
                             -----------------------
                         (Title of Class of Securities)


                                    29477Q204
                                    ---------
                                 (CUSIP Number)


                                  June 10, 2004
             (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

   [   ]   Rule 13d-1(b)
   [ X ]   Rule 13d-1(c)
   [   ]   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP NO. 29477Q204

   1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         D. E. Shaw Valence Portfolios, L.L.C.
         13-4046559

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (A)                               [ ]
         (B)                               [ ]

   3.    SEC USE ONLY

   4.    CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF                 5.  SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY                      -0-
EACH
REPORTING
PERSON WITH
                          6.  SHARED VOTING POWER
                              708,100

                          7.  SOLE DISPOSITIVE POWER
                              -0-

                          8.  SHARED DISPOSITIVE POWER
                              708,100

   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         708,100

   10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

   11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         8.3%

   12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         OO



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CUSIP NO. 29477Q204

   1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         D. E. Shaw & Co., L.P.
         13-3695715

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (A)                               [ ]
         (B)                               [ ]

   3.    SEC USE ONLY

   4.    CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF                 5.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY                       -0-
EACH
REPORTING
PERSON WITH
                          6.   SHARED VOTING POWER
                               833,000

                          7.   SOLE DISPOSITIVE POWER
                               -0-

                          8.   SHARED DISPOSITIVE POWER
                               833,000

   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         833,000

   10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

   11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         9.8%

   12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IA, PN

CUSIP NO. 29477Q204

   1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         D. E. Shaw Investment Group, L.L.C.
         13-3544420

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (A)                               [ ]
         (B)                               [ ]

   3.    SEC USE ONLY

   4.    CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF                 5.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY                       -0-
EACH
REPORTING
PERSON WITH
                          6.   SHARED VOTING POWER
                               124,900

                          7.   SOLE DISPOSITIVE POWER
                               -0-

                          8.   SHARED DISPOSITIVE POWER
                               124,900

   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         124,900
   10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

   11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         1.5%

   12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         OO

CUSIP NO. 29477Q204

      1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           David E. Shaw

      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
           (A)                              [ ]
           (B)                              [ ]

      3.   SEC USE ONLY

      4.   CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

NUMBER OF                                   5.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY                                         -0-
EACH
REPORTING
PERSON WITH
                                            6.   SHARED VOTING POWER
                                                 833,000

                                            7.   SOLE DISPOSITIVE POWER
                                                 -0-

                                            8.   SHARED DISPOSITIVE POWER
                                                 833,000


      9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           833,000

      10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

      11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           9.8%

      12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN





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ITEM 1.
     (A)  NAME OF ISSUER
          Equity Securities Trust II



     (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
          c/o The Bank of New York
          101 Barclay Street
          New York, New York 10286


ITEM 2.
     (A)  NAME OF PERSON FILING
          D. E. Shaw Valence Portfolios, L.L.C.
          D. E. Shaw & Co., L.P.
          D. E. Shaw Investment Group, L.L.C.
          David E. Shaw


     (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE The business address for each reporting person is:
          120 W. 45th Street, Tower 45, 39th Floor
          New York, NY 10036


     (C)  CITIZENSHIP
          D. E. Shaw Valence Portfolios, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
          D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
          D. E. Shaw Investment Group, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
          David E. Shaw is a citizen of the United States of America.


     (D)  TITLE OF CLASS OF SECURITIES
          Equity Trust Securities



     (E)  CUSIP NUMBER
          29477Q204



ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR
          (C), CHECK WHETHER THE PERSON FILING IS A:

D. E. Shaw & Co., L.P is an investment adviser in accordance with rule 13d-1(b)
(1)(ii)(E)

ITEM 4.   OWNERSHIP.
(a)  Amount beneficially owned:
D. E. Shaw Valence Portfolios, L.L.C.:       708,100 shares
                                             This includes (i) 552,500 shares in
                                             the name of D. E. Shaw Valence
                                             Portfolios, L.L.C. and (ii) 155,600
                                             shares in the name of a swap
                                             counterparty to which D. E. Shaw
                                             Valence Portfolios, L.L.C. has
                                             exposure

D. E. Shaw & Co., L.P.:                      833,000 shares
                                             This includes (i) 552,500 shares in
                                             the name of D. E. Shaw Valence
                                             Portfolios, L.L.C., (ii) 155,600
                                             shares in the name of a swap
                                             counterparty to which D. E. Shaw
                                             Valence Portfolios, L.L.C. has
                                             exposure, (iii) 97,500 shares in
                                             the name of D. E. Shaw Investment
                                             Group, L.L.C. and (iv) 27,400
                                             shares in the name of a swap
                                             counterparty to which D. E. Shaw
                                             Investment Group, L.L.C. has
                                             exposure

D. E. Shaw Investment Group, L.L.C.:         124,900 shares
                                             This includes (i) 97,500 shares in
                                             the name of D. E. Shaw Investment
                                             Group, L.L.C. and (ii) 27,400
                                             shares in the name of a swap
                                             counterparty to which D. E. Shaw
                                             Investment Group, L.L.C. has
                                             exposure.

David E. Shaw:                               833,000 shares
                                             This includes (i) 552,500 shares in
                                             the name of D. E. Shaw Valence
                                             Portfolios, L.L.C., (ii) 155,600
                                             shares in the name of a swap
                                             counterparty to which D. E. Shaw
                                             Valence Portfolios, L.L.C. has
                                             exposure, (iii) 97,500 shares in
                                             the name of D. E. Shaw Investment
                                             Group, L.L.C. and (iv) 27,400
                                             shares in the name of a swap
                                             counterparty to which D. E. Shaw
                                             Investment Group, L.L.C. has
                                             exposure.



(b) Percent of class:
D. E. Shaw Valence Portfolios, L.L.C.:       8.3%
D. E. Shaw & Co., L.P.:                      9.8%
D. E. Shaw Investment Group, L.L.C.:         1.5%
David E. Shaw:                               9.8%


(c)  Number of shares to which the person has:
     (i)   Sole power to vote or to direct the vote:
           D. E. Shaw Valence Portfolios, L.L.C.:           -0- shares
           D. E. Shaw & Co., L.P.:                          -0- shares
           D. E. Shaw Investment Group, L.L.C.:             -0- shares
           David E. Shaw:                                   -0- shares


     (ii)  Shared power to vote or to direct the vote:
           D. E. Shaw Valence Portfolios, L.L.C.:           708,100 shares
           D. E. Shaw & Co., L.P.:                          833,000 shares
           D. E. Shaw Investment Group, L.L.C.:             124,900  shares
           David E. Shaw:                                   833,000 shares

           For further details on shares refer 4 (a) above.

     (i)   Sole power to dispose or to direct the disposition of:
           D. E. Shaw Valence Portfolios, L.L.C.            -0- shares
           D. E. Shaw & Co., L.P.:                          -0- shares
           D. E. Shaw Investment Group, L.L.C.              -0- shares
           David E. Shaw:                                   -0- shares


     (ii)  Shared power to dispose or to direct the disposition of:
           D. E. Shaw Valence Portfolios, L.L.C.            708,100 shares
           D. E. Shaw & Co., L.P.:                          833,000 shares
           D. E. Shaw Investment Group, L.L.C.              124,900 shares
           David E. Shaw:                                   833,000 shares

           For further details on shares refer 4 (a) above.

The amount reported as beneficially owned by D. E. Shaw & Co., L.P. ("DESCO LP"), D. E. Shaw Valence, L.L.C. ("Valence"), D. E. Shaw Investment Group,L.L.C. ("Investment Group"), and David E. Shaw (each a "Reporting Person" and collectively the "Reporting Persons") includes exposure to shares held in the name of a swap counterparty and therefore not directly or indirectly owned by the Reporting Persons. The exposure to shares held in the name of a swap counterparty for each Reporting Person is as follows: Valence has exposure to 155,600 shares constituting 1.8% of outstanding shares; Investment Group has exposure to 27,400 shares constituting 0.3% of outstanding shares; DESCO LP, as investment adviser to Valence and Investment Group and managing member of Valence and Investment Group, has indirect exposure to 183,000 shares constituting 2.1% of outstanding shares; and David E. Shaw by virtue of his position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of DESCO LP, has indirect exposure to the aggregate 183,000 shares constituting 2.1% of outstanding shares. The Reporting Persons may have the shared power to dispose or direct the disposition of, the applicable shares held in the name of the swap counterparty, including to themselves and, therefore, the Reporting Persons may be deemed to be the beneficial owner of such shares. The Reporting Persons disclaim beneficial ownership of their respective amounts of such shares.

David E. Shaw does not own any shares directly. By virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of DESCO LP, which in turn is the investment adviser of and managing member of Valence and Investment Group, David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 833,000 shares as described above constituting 9.8% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 833,000 shares.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.
Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP
Not Applicable

ITEM 10. CERTIFICATION

        By signing below, each of D. E. Shaw & Co., L.P., D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw Investment Group, L.L.C., and David E. Shaw certify that, to the best of such reporting person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. A Power of Attorney dated February 24, 2004, granted by David E. Shaw in favor of Eric Wepsic (and others), is attached hereto.

Dated: June 21, 2004


                                     D. E. Shaw Valence Portfolios, L.L.C.
                                     By:  D. E. Shaw & Co., L.P., as
                                             managing member

                                             By: /s/ Eric Wepsic
                                                 ---------------------------
                                                  Eric Wepsic
                                                 Managing Director



                                     D. E. Shaw & Co., L.P.

                                     By: /s/ Eric Wepsic
                                         -----------------------------------
                                           Eric Wepsic
                                           Managing Director




                                     D. E. Shaw Investment Group, L.L.C.
                                     By:  D. E. Shaw & Co., L.P., as
                                             managing member

                                             By: /s/ Eric Wepsic
                                                 ---------------------------
                                                 Eric Wepsic
                                                 Managing Director



                                     David E. Shaw

                                     By: /s/ Eric Wepsic
                                         -----------------------------------
                                         Eric Wepsic
                                         Attorney-in-Fact for David E. Shaw





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                                    EXHIBIT 1
                                POWER OF ATTORNEY
                               FOR CERTAIN FILINGS
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


I, David E. Shaw, hereby make, constitute and appoint each of:


         Anne Dinning,

         Julius Gaudio,

         Lou Salkind,

         Stuart Steckler, and

         Eric Wepsic,

acting individually, as my agent and attorney-in-fact, with full power of substitution, for the purpose of, from time to time, executing in my name and/or my capacity as President of D. E. Shaw & Co., Inc. (acting for itself or as the general partner of D. E. Shaw & Co., L. P. and general partner or managing member of other entities, any which in turn may be acting for itself or other entities) all documents, certificates, instruments, statement, other filings, and amendments to the forgoing (collectively, "documents") determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Forms 3, 4, 5, 13D, 13F, and 13G required to be filed with the Securities and Exchange Commission; and delivering, furnishing or filing any such documents with the appropriate governmental or regulatory authority. Any such determination shall be conclusively evidenced by such person's execution, delivery, furnishing, and/or filing of the applicable document.

This power of attorney shall be valid from the date hereof and replaces the power granted on February 5, 2001, which is hereby cancelled.

IN WITNESS HEREOF, I have executed this instrument as of the date set forth below.

Date: February 24, 2004

DAVID E. SHAW, as President of
D. E. Shaw & Co., Inc.
/s/David E. Shaw
New York, New York

                                    EXHIBIT 2


                             JOINT FILING AGREEMENT
                             ----------------------


         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned Reporting Persons hereby agrees to the joint filing, along with all other such Reporting Persons, on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Equity Trust Securities of Equity Securities Trust II, and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement this 21st day of June, 2004.

                                   D. E. Shaw Valence Portfolios, L.L.C.
                                   By: D.E. Shaw & Co., L.P., as
                                           managing member

                                           By: /s/ Eric Wepsic
                                               ----------------------------
                                               Eric Wepsic
                                               Managing Director


                                   D. E. Shaw & Co., L.P.

                                   By: /s/ Eric Wepsic
                                       ------------------------------------
                                       Eric Wepsic
                                       Managing Director



                                   D. E. Shaw Investment Group, L.L.C.
                                   By:  D. E. Shaw & Co., L.P., as
                                           managing member

                                          By: /s/ Eric Wepsic
                                              -----------------------------
                                              Eric Wepsic
                                               Managing Director



                                   David E. Shaw

                                   By: /s/ Eric Wepsic
                                       ------------------------------------
                                       Eric Wepsic
                                       Attorney-in-Fact for David E. Shaw